SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2012
Commission File Number: 001-15276

Itaú Unibanco Holding S.A.
(Exact name of registrant as specified in its charter)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:  ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.
(Registrant)

Date: July 24, 2012	By:	/s/ Alfredo Egydio Setubal
		Name:	Alfredo Egydio Setubal
		Title:	Investor Relations Officer

By:	/s/ Caio Ibrahim David
	Name:	Caio Ibrahim David
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Material Fact: Payment of Complementary Interest on Capital

99.2	Summarized Minutes of the Meeting of the Board of Directors held on July 23, 2012 at 10:30 am.

99.3	Summarized Minutes of the Meeting of the Board of Directors held on July 23, 2012 at 11:30 am.

99.4	Summarized Minutes of the Meeting of the Board of Directors held on July 23, 2012 at 12:30 pm.

99.5	Summarized Minutes of the Meeting of the Board of Directors held on July 23, 2012 at 12:45 pm.

99.6	Summarized Minutes of the Meeting of the Fiscal Council held on July 23, 2012 at 8:30 am.